Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

September 4, 2012

Jessica Dickerson

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BakerCorp International, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 28, 2012
File No. 333-181780

Dear Ms. Dickerson:

This letter sets forth the response of BakerCorp International, Inc. (the “Corporation” or “BakerCorp”) to the oral comment, communicated on August 31, 2012 by the staff of the Division of Corporation Finance (the “Staff”) with respect to BakerCorp’s Amendment No. 3 to Registration Statement on Form S-4 filed on August 28, 2012 (the “Registration Statement”). This letter is being filed with Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement). We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

Note 9. Income Taxes, page F-28

We note your response to prior comment 28. Please also disclose, if true, that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets are of the same character as the temporary differences giving rise to the deferred tax assets.

In response to the Staff’s comment, the Corporation has added disclosure on page F-29 of the Amended Registration Statement stating that the deferred tax liabilities are ordinary income and of the same character as the temporary differences giving rise to the deferred tax assets.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272. Should you have any questions or comments with respect to the Corporation’s accounting, please call Jake Guild, the Global Controller of BakerCorp, at (562) 936-7821.

Sincerely,

/s/ Stuart H. Gelfond

cc:	Amy M. Paul (BakerCorp International, Inc.)
James Leonetti (BakerCorp International, Inc.)
Jake Guild (BakerCorp International, Inc.)
Nudrat Salik (Securities & Exchange Commission)
Jeanne Baker (Securities & Exchange Commission)
Era Anagnosti (Securities & Exchange Commission)